June 29, 2023

RE:  Cardiol Therapeutics Inc. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the voting results from Cardiol Therapeutics Inc.'s Annual General Meeting of Shareholders held on June 28, 2023, were as follows:

Item 1: Election of Directors

On a vote by electronic ballot (including votes cast by proxy), the following directors were re-elected for the ensuing year: David Elsley, Jennifer Chao, Michael Willner, Peter Pekos, Dr. Guillermo Torre-Amione, Colin Stott, Chris Waddick, and Teri Loxam.

Nominees	Number of Votes For	Percentage of Votes For	Number of Votes Withheld	Percentage of Votes Withheld
David Elsley	19,879,960	98.60%	281,713	1.40%
Jennifer Chao	19,044,948	94.46%	1,116,726	5.54%
Michael Willner	19,874,624	98.58%	287,050	1.42%
Peter Pekos	19,053,036	94.50%	1,108,638	5.50%
Dr. Guillermo Torre-Amione	19,046,006	94.47%	1,115,667	5.53%
Colin Stott	19,878,063	98.59%	283,610	1.41%
Chris Waddick	19,862,346	98.52%	299,328	1.48%
Teri Loxam	19,865,508	98.53%	296,166	1.47%

Item 2: Appointment of Auditors

On a vote by electronic ballot (including votes cast by proxy), BDO Canada LLP were appointed as auditors of the Corporation until the next annual meeting and the directors of the Corporation were authorized to fix the remuneration to be paid to the auditors.

	Number of Votes For	Percentage of Votes For	Number of Votes Withheld	Percentage of Votes Withheld
Appointment of Auditors	27,250,161	99.42%	159,583	0.58%

CARDIOL THERAPEUTICS INC.

(signed) Chris Waddick

Chris Waddick

Chief Financial Officer and Corporate Secretary